Mail Stop 6010




August 11, 2005

Steven Cozine
Director and Chief Executive Officer
Zandaria Ventures Inc.
535 Thurlow Street, Suite 600
Vancouver, B.C. V6E 3C2

Re:	Zandaria Ventures Inc.
	Registration Statement on Form SB-2 filed August 10, 2005
	Registration No. 333-127389

Dear Mr. Cozine:

	As you are aware, the above-referenced filing was selected for a full review. This is to advise you that a preliminary review of the above-referenced registration statement indicates that it fails in material respects to comply with the requirements of the Securities
Act of 1933, the rules and regulations under that Act, and the requirements of Form SB-2.

	Specifically, you have not included an audit report in your filing, and therefore your financial statements are unaudited.
The
filing must be amended to present the audited financial statements required by Item 310(a) of Regulation S-B. Also, please note the financial statement updating requirements in Item 310(g). We will defer review of your registration statement until you file an amendment that contains audited financial statements, at which time we will commence review of your filing and issue comments.

	You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

	We suggest that you submit a substantive amendment correcting the deficiencies or withdraw the filing.

	You may contact David Burton at (202) 551-3626 if you have questions regarding the financial statements and related matters.
Please contact Tim Buchmiller at (202) 551-3635 with any other questions.

							Sincerely,



							Peggy Fisher
							Assistant Director


cc:  Empire Stock Transfer Inc., as Agent for Service
	(via fax)
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Zandaria Ventures, Inc.
August 11, 2005
Page 2